Transcend Network



LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

We are now writing quarterly updates to our community and are excited to keep you updated on our journey there. Those notes will come from michael@transcend-network.com and if you see anything exciting there please reply there.

2024 is a big year for us as we continue to deploy our concept fund, strategize our future funds to invest in our fellows and alums, and consider strategic partnerships to allow us to expand our global mission and impact.

We are always available to chat on any ideas, thoughts, or feedback you may have for us. We couldn't have done it without you!

We need your help!

Let's have a 1on1 chat sometime this year, we would love to walk you through our plans for the short term and medium term, there could be supportive ways. As we go on the fundraising journey for our next fund, there could be ways to support. We also are running two more fellowships this year and are always open to meeting founders in your network who you think could benefit from our fellowship.

Sincerely,

Michael Narea

Michael Marca

Co-founder

Alberto Martínez de Arenaza

Co-founder

How did we do this year?

REPORT CARD

A-

☺ The Good

Increased fellowship revenue from $30K/fellowship to $50K/fellowship

Reduced expenses by 60% while increasing NPS to 90

Deployed 50% of Fund I and have 3 mark-ups so far, with more on schedule to come this year

☹ The Bad

Fellows are running on average 2 customer experiments/week in our fellowship, we would like to increase this to 5 experiments/week

During fellowship weeks, it is hard to progress LP relationships for our next fund due to limited bandwidth

Learning how to design the best IRL events to add value to prospective LPs has been a journey

2023 At a Glance

January 1 to December 31



$110,521 +101%
Revenue



-$115,808
Net Loss



$0
Short Term Debt



$78,200



$30,291
Cash on Hand

Raised in 2023

Cash on Hand
As of 03/20/24

INCOME BALANCE NARRATIVE



Revenues
Profit
US$54,995
-US$22,388
US$110,521
-US$115,808
2022
2023

Net Margin: -105% Gross Margin: -26% Return on Assets: -10% Earnings per Share: -$0.01 Revenue per Employee: $55,261

Cash to Assets: 48% Revenue to Receivables: ~ Debt Ratio: 0%

Transcend_Financial_Statements_and_CPA_Review_for_2020_and_2021__1_.pdf

Transcend_Financials_and_CPA_Compilation_Report_2023_.pdf

We ❤ Our 33 Investors

Thank You For Believing In Us

Philip Bowman
Opeyemi Bukola
Gonzalo Tudela
Charles Lee
Jennifer Dyck-Sprout
Patricio Bichara Assad
Prannoy Nambiar
Raghav Chakravarthy
James Cryan
Anthony Reo
Shriya Nevatia
Abigail Waterer
Kevin Celisca
Tomasz Jozefacki
Daniel Carroll
Errold Henry
Ryan Seeras
Kaushik Narasimhan
Carlos Corona
Seema Tejura
Angela Chen-Delantar
Graig Peterson
Carlos Raul
Robert Kowalski
Isabella Johnston
Wes Wagner
Felix Tan
John Tan
Abhi Pillai

Thank You!

From the Transcend Network Team



Alberto Arenaza 🐦 in

Co-founder

Alberto is the cofounder and co-GP at Transcend Network. He is also a member of the Inaugural cohort of Minerva University, author of the Transcend Newsletter, and Forbes...



Michael Narea 🐦 in

Co-founder

Michael is the cofounder and co-GP at Transcend Network. Previously, he cofounded Sunlight, FlightCX, Moonshot Partners, and was the Director of Edtech at GSVlabs.

Details

The Board of Directors

Director	Occupation	Joined
Alberto Martinez de Arenaza	Co-Founder @ Transcend Network	2020
Michael Narea	Co-Founder @ Transcend Network	2020

Officers

Officer	Title	Joined
Alberto Martinez de Arenaza	Co-Founder	2020
Michael Narea	Co-Founder	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Alberto Martinez de Arenaza	5,000,000 Membership Interest Units	50.0%
Michael Narea	5,000,000 Membership Interest Units	50.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
02/2022	$36,737		Other
12/2022	$40,000	Safe	Regulation D, Rule 506(b)
04/2023	$78,200		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Michael Narea ❓	02/28/2022	$36,737	$36,737 ❓	0.0%	04/30/2025	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Interest Unit	10,000,000	10,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Our brand relies on the brand of our two co-founders who have deep networks and operation in the space.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are not growing Transcend Network on a venture timeline. We are taking a go slow now, to go fast later approach to building a supportive community for founders in the future of learning and work.

Our team works across 4 different time zones globally. This makes team cohesion and synergy a top priority so we show up best for our programs, community, and fund. Running a global community is not easy.

We have a small management team and plan to stay a small team for the foreseeable future. Although this allows for alignment, it limits our choices to pursue certain opportunities that we discover.

Our management team is a first time fund management team. We have very experienced LPs advising us on our fund management and deployment.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;

the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Transcend Network LLC

Delaware Limited Liability Company
Organized January 2020
2 employees
7411 West Cypresshead Drive
Parkland FL 33067 http://www.transcend-network.com

Business Description

Refer to the Transcend Network profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Transcend Network is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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